                                   EXHIBIT (f)


                          Description of Queensland and
                         Queensland Treasury Corporation

                         QUEENSLAND TREASURY CORPORATION

In 1982 the Queensland Government established the Queensland Government Development Authority as a corporation sole constituted by the Under Treasurer pursuant to the Statutory Bodies Financial Arrangements Act 1982 to act as a central borrowing authority for the State. The powers of that statutory body were expanded in 1988 and the name changed to Queensland Treasury Corporation ("Corporation") pursuant to the Queensland Treasury Corporation Act 1988 (the "Act").

Under section 10 of the Act, the Corporation established the Queensland Treasury Corporation Capital Markets Board (the "Board") to determine and implement ongoing strategies for capital market operations.

Under the Act, the Corporation has as its statutory objectives:

(a) to act as a financial institution for the benefit of and the provision of financial resources and services to statutory bodies and the State;

(b) to enhance the financial position of the Corporation, other statutory bodies and the State; and

(c) to enter into and perform financial and other arrangements that in the opinion of the Corporation have as their objective:

     (i)  the advancement of the financial interests of the State;
     (ii) the development of the State or any part thereof; or
     (iii) the benefit of persons or classes of persons resident in or having or likely to have an association with Queensland.

In furtherance of these objectives, the Act also provides that the Corporation has the following functions:

(a) to borrow, raise or otherwise obtain financial accommodation in Australia or elsewhere;

(b)  to advance money or otherwise make financial accommodation available;

(c) to act as a central borrowing and capital raising authority for the statutory bodies of the State;

(d) to act as agent for statutory bodies in negotiating, entering into and performing financial arrangements;

(e) to provide a medium for the investment of funds of the Treasurer, statutory bodies or any other persons; and

(f) to manage or cause to be managed the Corporation's financial rights and obligations.

As at June 30, 2003, the Corporation had a total of $26.866 billion in assets compared to $26.039 billion at June 30, 2002.

                                      (g)-1

Organisation of Queensland Treasury Corporation

The present Under Treasurer of the State is Mr. Gerard P. Bradley.

The powers, functions and duties of the Under Treasurer have been delegated to the Board (Chairman: Sir Leo Hielscher). Members of the Board are appointed by the Governor in Council of the State and are not employees of the Corporation.

The Chief Executive of the Corporation is Stephen Rochester. The Organisation Management Team ("OMT") comprises the Chief Executive and senior management of the Corporation. The OMT provides management oversight of Corporation's performance of the corporate objectives outlined in Corporation's strategic plan and manages human resource performance. The business address of the Corporation and the Board is Level 14, Queensland Minerals and Energy Centre, 61 Mary Street, Brisbane, Queensland.

With respect to borrowings, the Corporation raises funds in domestic and international capital markets for on-lending to Queensland's statutory authorities. At June 30, 2003, the total borrowings of the Corporation were $22.219 billion. This amount included overseas debt equivalent to $7.229 billion based on the prevailing rates of exchange at June 30, 2003. Included in these overseas borrowings were Australian dollar denominated borrowings of $5.930 billion raised in the Euro Australian dollar market. All foreign currency borrowings are fully hedged back to Australian dollars by way of cross currency swaps and exchange contracts.

The repayment of principal and the payment of interest on all Domestic A$ Bonds (which, for purposes of the Act and certain other purposes, have been and are identified as "Inscribed Stock") issued by the Corporation is unconditionally guaranteed by the Treasurer on behalf of the Government of Queensland pursuant to section 32 of the Act. In relation to all other liabilities of the Corporation, section 33 of the Act provides that the Treasurer on behalf of the Government of Queensland may guarantee with the approval of the Governor in Council the performance of the Corporation's obligations under any financial arrangements entered into by the Corporation. Pursuant to this provision, the Securities and all other public bond issues and commercial paper facilities undertaken by the Corporation have been guaranteed by the Treasurer.

The Corporation's borrowing and on-lending functions are separated. This results in the Corporation borrowing in the markets in an orderly manner and, at the same time, reduces the negative impact on interest rates of borrowing large amounts to meet funding requirements when funds are required by Government Bodies. Surplus borrowings are held in funding pools with investments being made in high quality credit counterparties until the borrowings are required to assist with the funding of the infrastructure requirements of Government Bodies or refinance maturing debt of the Corporation.

Under its on-lending arrangements, the Corporation has established a series of generic debt pools from which smaller Government Bodies access funds. Large Government Bodies utilise debt pools which have been specifically designed to meet their unique needs. Generally, Government Bodies make principal and interest payments. However, the large corporatised Government Bodies normally have constant debt/equity ratios and therefore make interest payments only or payments that ensure that appropriate debt/equity ratios are maintained.

                                      (g)-2

Section 15 of the Act provides that profits made by the Corporation shall accrue to the benefit of the State's Consolidated Fund and any losses shall be the responsibility of the State's Consolidated Fund.

The financial statements of the Corporation, comprised of an "Statement of Financial Performance for the Year Ended 30 June" for 2002 and 2003, a "Statement of Financial Position as at 30 June " for 2002 and 2003, a "Statement of Cash Flows for the Year Ended 30 June " for 2002 and 2003 and notes to the financial statements, are set forth in "Notes to and Forming Part of the Financial Statements".

For detailed information regarding outstanding indebtedness of the Corporation and the public debt of the State to the Commonwealth, see "Supplementary Tables and Information".

Cross Border Lease Transactions

The Corporation, on behalf of Government Bodies ("Queensland lessees"), has been an active participant in international asset financing transactions for many years, predominantly in the nature of cross border leasing transactions. The vast majority of cross border lease transactions entered into by the Corporation relate to rail and electricity assets.

The following table details the exposure faced by the State of Queensland under existing cross border lease transactions involving Queensland lessees. For the purposes of the table:

"Total Termination Value" refers to the amount payable by Queensland lessees at various times during the term of the leases, in the event of an early termination of the leases. Total Termination Value establishes the maximum liability of the Queensland lessee to the lessor if the leased equipment is lost or rendered unusable during the lease term due to casualty loss or some other grounds for early lease termination.

"Total Strip Value" refers to the difference between the termination value payable by the lessee and the amounts held to defease obligations under these transactions, which are used to pay part of the termination values, in the event of early termination of a transaction. The difference (shortfall) will usually be the responsibility of the Queensland lessee and is referred to as the "strip loss". Total Strip Value is the net potential exposure of Queensland under the cross border leases upon early termination of all leases.

                                      (g)-3

                  Monthly Exposure Report - Whole of Queensland

----------------------------------------------------------------
Month - Year   Total Termination Value A$   Total Strip Value A$
----------------------------------------------------------------
   Jun-03           8,500,800,755.02            447,120,026.45
----------------------------------------------------------------
   Jun-04           8,533,480,598.52            784,009,697.73
----------------------------------------------------------------
   Jun-05           8,518,429,945.47            786,629,606.96
----------------------------------------------------------------
   Jun-06           8,548,249,095.22            815,872,126.07
----------------------------------------------------------------
   Jun-07           8,315,711,320.84            816,592,103.90
----------------------------------------------------------------
   Jun-08           7,914,830,264.25            855,414,729.25
----------------------------------------------------------------
   Jun-09           6,707,637,970.36            805,784,727.26
----------------------------------------------------------------
   Jun-10           6,623,961,481.52            905,156,492.01
----------------------------------------------------------------
   Jun-11           6,047,525,013.65            771,467,086.23
----------------------------------------------------------------
   Jun-12           5,703,974,948.99            701,204,228.34
----------------------------------------------------------------
   Jun-13           5,604,544,099.67            648,161,540.52
----------------------------------------------------------------
   Jun-14           5,005,974,359.52            580,169,730.36
----------------------------------------------------------------
   Jun-15           4,986,591,583.00            524,604,678.38
----------------------------------------------------------------
   Jun-16           4,912,777,101.81            449,870,104.08
----------------------------------------------------------------
   Jun-17           4,712,040,818.21            377,357,587.30
----------------------------------------------------------------
   Jun-18           4,746,473,485.31            269,107,011.12
----------------------------------------------------------------
   Jun-19           2,845,856,238.34            201,822,871.10
----------------------------------------------------------------
   Jun-20           2,875,630,447.92            155,372,534.65
----------------------------------------------------------------
   Jun-21           2,901,861,981.14            104,046,547.10
----------------------------------------------------------------
   Jun-22           2,924,137,792.86             48,623,430.86
----------------------------------------------------------------
   Jun-23           2,942,083,252.65            -13,577,704.17
----------------------------------------------------------------
   Jun-24           2,938,839,538.75            -68,911,110.32
----------------------------------------------------------------
   Jun-25           2,956,199,510.84           -116,787,061.31
----------------------------------------------------------------
   Jun-26           2,974,689,395.05            -59,433,167.47
----------------------------------------------------------------
   Jun-27           1,053,296,276.68             13,491,891.88
----------------------------------------------------------------
   Jun-28           1,108,613,039.59             45,843,102.14
----------------------------------------------------------------
   Jun-29                       0.00                      0.00
----------------------------------------------------------------

                  Monthly Exposure Report - Whole of Queensland

                                     [CHART]

                                  [Line Chart]

                                   QUEENSLAND

General

The State of Queensland (the "State" or "Queensland") has the second largest land area of the six Australian States and the largest habitable area. It occupies the northeastern quarter of Australia, covering 1.7 million square kilometres, stretching from the sub-tropical and densely populated southeast to the tropical, sparsely populated Cape York Peninsula in the north. The State's geography and climate are suitable for the production of a wide variety of agricultural products, the most important being meat, grains, sugar and wool. In addition, the State has extensive deposits of minerals (including large reserves of coal and one of the world's largest known bauxite deposits), a diverse industrial base, well-developed ports and transportation systems and an educated workforce. A land transportation network of approximately 10,000 kilometers of railway lines and 170,000 kilometers of roads supports the development of the State's resources.

Queensland is the third most populous State in Australia with a population of over 3.655 million persons, or 19.3% of Australia's population at August 2001. Approximately two-thirds of Queensland's population lives in the Brisbane and Moreton region in the south-eastern corner of the State, an area with mild climate and a developed industrial base. The remainder of the State's population is spread quite widely, making Queensland's population the most dispersed of the Australian States.

Brisbane, the capital of Queensland, with its surrounding metropolitan area has approximately 1.7 million residents. There are seven other population centres in Queensland with over 50,000 residents.

Government of Queensland

The Commonwealth of Australia ("Australia" or the "Commonwealth") was formed as a federal union on January 1, 1901, when the six British colonies of New South Wales, Victoria, Queensland, South Australia, Western Australia and Tasmania were united as States in a federation. In addition to the six States, Australia has a number of territories including the Northern Territory and the Australian Capital Territory which contains the nation's capital of Canberra. The Commonwealth Parliament has power to legislate on specific matters of national interest, such as defence, external affairs, overseas and interstate trade and commerce, currency and banking. It also has exclusive power to impose customs and excise duties and power exercisable concurrently with the States to levy other forms of taxation. The State Parliaments retain powers over all matters other than those granted to the Commonwealth under the Constitution. State powers include control over education, public health, police and justice, transport, roads and railways, industry, mining and agriculture, public works, ports, forestry, electricity, gas, and water supply and irrigation.

While Queensland has autonomy and control in respect of those functions which are its constitutional responsibility, it forms a part of the Commonwealth and in many important respects its economic performance and prospects are closely interrelated with those of Australia as a whole. In particular, primary responsibility for overall economic management in Australia rests with the Commonwealth Government. For example, the Commonwealth Government has responsibility for monetary policy, national budget policy, fiscal policy, exchange rates and external policy. In addition, while most wage rates have been traditionally centrally determined through Federal and State conciliation and arbitration

                                      (g)-5
tribunals, recent legislation underpins a move away from central wage fixation toward enterprise based agreements. This move is expected to make the labour market more flexible.

Legislative powers in Queensland are vested in the State Parliament, which consists of a single chamber, the Legislative Assembly, elected by the compulsory vote of all persons 18 years of age or over, for a term not exceeding three years.

The Australian Labor Party, forms the current government of Queensland. The Premier is the Honourable Peter Beattie.

The executive power of the State is formally exercised by the Governor of Queensland (the "Governor"), who is the representative of the Crown and is advised by the Executive Council. The Executive Council is comprised of the Governor and the Ministry. The Ministers are members of the party or coalition of parties which command the support of a majority in the Legislative Assembly. Including the Premier, there are at present a total of 19 Ministers. In practice, the executive power of the State is exercised by the Cabinet (which in Queensland, consists of all Ministers) with the decisions of the Cabinet being formally ratified by the Governor when necessary. As is the case federally, it is a well established convention that, except in extraordinary circumstances, the Governor acts on the advice of the Cabinet.

The authority of Queensland's Parliament is required for the raising of all State revenues and for all State expenditures. The State's accounts (including the accounts of the Corporation) are audited on a continuing basis by the State's Auditor-General, who is an appointee of the Governor in Council and who reports annually to the Queensland Parliament on each year's financial operations.

Each Minister is responsible to Parliament for the operation of one or more Government departments, as well as any associated statutory authorities. Departments are staffed by career public servants with each department having a "permanent head" who is responsible for the financial administration of the funds provided by Parliament for use by that department.

The State judicial system operates principally through the Magistrates Court, the District Court, the Supreme Court and the Court of Appeal. The judiciary in Queensland is appointed by the Crown, as represented by the Governor, acting upon the advice of the Cabinet.

A number of separate entities have been established in Queensland under special Acts of Parliament to carry out particular functions or to provide specific community services. These entities are variously referred to as "Statutory Authorities", "Statutory Bodies", "Semi-Government Authorities", "Local Authorities", "Local Governments" or "public enterprises".

                                      (g)-6

                               QUEENSLAND ECONOMY

Overview

Queensland has a well diversified economic base, with strong agricultural and mining sectors, an established manufacturing sector and a wide range of services, including a well-developed tourism sector and a fast developing business services sector.

Agriculture provided the original base for the development of the Queensland economy, with grains, wool and beef being the principal constituents. While these commodities remain important, they have been supplemented by a large range of other agricultural products, including sugar cane, tropical and citrus fruits, dairy products, vegetables, livestock, cotton and tobacco.

Substantial mining of metals such as gold, copper, lead and zinc commenced early in the State's history. Queensland's Northwest Minerals Province is one of the world's premier base metals and silver producing regions and ranks in the top ten in copper and zinc production. The State's coal and bauxite reserves are among the largest in the world, and are generally of high grade and are easily accessible.

The acceleration of mineral production and processing during the early 1980s provided a significant stimulus for the expansion of the Queensland economy. Minerals processing was encouraged by the availability of economical electrical energy produced from extensive supplies of inexpensive coal. In the future, further developments are likely with the development of alternate competitive energy sources such as natural gas and coal seam methane.

Historically, Queensland has not participated as extensively as other Australian States in the development of manufacturing industries. In particular, manufacturing industries in Queensland have developed to meet the internal requirements of the Queensland economy, supporting energy intensive mineral processing and agricultural industries. However, the manufacturing sector has, in recent years, diversified and expanded into higher value-added and high technology industries.

In the last ten years, international tourism in Queensland has experienced rapid growth based on its many natural attractions, including the Great Barrier Reef, the Gold Coast, extensive beaches, island resorts and tropical rainforests.

Queensland has an extensive services sector initially developed to support the mining and agricultural sectors and which now covers a diverse range of activities, including construction, wholesale and retail trade, communications, business and financial services, as well as those industries servicing the tourism sector.

There have been significant structural changes in the Queensland economy over the past 20 years with the mining and tertiary sectors growing strongly and the relative importance of the rural sector declining. In 2001-02 the rural sector accounted for approximately 4.9% of Gross State Product ("GSP") and 21.7% of the agricultural sector in Australia. The mining sector accounted for approximately 7.8% of GSP in the State and 24.4% of mineral production in Australia. Meanwhile, the manufacturing sector accounted for approximately 10.1% of GSP and 14.6% of the manufacturing sector in Australia. Finally, the tertiary sector accounted for approximately 77.2% of GSP and 16.5% of the tertiary sector in Australia.

                                      (g)-7

Economic Strategy

The Queensland Government (the "Government") has taken a fundamental step in improving public transparency and accountability, with legislation requiring the preparation and tabling of a Charter of Social and Fiscal Responsibility (the "Charter"). The legislation governing the Charter requires the Government to announce its objectives and how it will achieve those objectives.

Queensland's first Charter under the legislation was tabled by the Premier and then Acting Treasurer in August 1999. The Charter draws together the Government's key policy priorities and its guiding financial principles, and details how the Government will report on delivering its commitments.

The Government's five key social and fiscal priorities, as outlined in the Charter are:

1.   More jobs for Queensland - skills and innovation - the Smart State;
2.   Safer and more supportive communities;
3.   Community engagement and a better quality of life;
4.   Valuing the environment; and
5.   Building Queensland's regions.

In addition, the Government's core fiscal policy principles, as outlined in the Charter are:

..    To ensure that State taxes and charges remain competitive with the other
     States and Territories.

..    To ensure that the Government's level of service provision is sustainable by maintaining an overall General Government operating surplus, as measured in Government Finance Statistics terms.

..    Borrowings or other financial arrangements will only be undertaken for capital investments and only where these can be serviced within the operating surplus, consistent with maintaining a AAA credit rating.

..    To ensure that the State's financial assets cover all accruing and expected future liabilities of the General Government sector.

..    To at least maintain and seek to increase Total State Net Worth.

The Queensland Government's economic strategy is aimed at achieving these key social priorities and fiscal principles. Queensland's economic strategy is focused on raising the productive capacity of the State's labour force and industries, given the importance of productivity in achieving sustainable economic growth, higher living standards and more employment opportunities - the key economic policy priorities of the State Government.

The rise in real incomes and employment generated by productivity growth also increases the tax revenue base available for Government, helping to address fiscal principles such as maintaining a competitive taxation environment and affordable service provision.

The economic strategy, by increasing productivity growth and real incomes, and therefore taxation revenue, also allows the Government to more easily increase spending on education, crime and poverty

                                      (g)-8
prevention, cultural activities, regional development, health and aged care, and environmental protection - the other key social policy priorities outlined in the Charter.

The economic strategy complements sound economic fundamentals with a 'Smart State' strategy that fosters innovation and invests in human capital, as these are the main drivers of productivity growth in a modern diversified economy.

Economic Growth

The Queensland economy continued to record strong growth in 2002-03. Queensland's State Budget Papers for 2003-04 stated that real GSP is estimated to have grown by 4 3/4% in 2002-03 following growth of 5.5% in 2001-02. With the exception of 1995-96, Queensland's economic growth has been at or above the national average for more than a decade. Over the past decade, economic growth in Queensland has been an average of 1.0% point a year above the rest of the nation. Based on estimated growth rates for 2002-03, Queensland's GSP has grown in real terms at an average annual compound rate of 4.7% from 1992-93 to 2002-03 (nationally, 3.8%).

                 Real Economic Growth - Queensland and Australia
                              (1997-98 to 2002-03)

                  Queensland GSP/(a)/         Australia GDP/(b)/
               -------------------------   ------------------------
Year           $ Billion/(a)/   % Change   $ Billion/(a)/   %Change
------------   --------------   --------   --------------   -------
1997-98              95.1         6.2           615.3         4.5
1998-99             102.2         7.4           647.9         5.3
1999-2000           107.4         5.1           673.8         4.0
2000-01             110.9         3.3           685.7         1.8
2001-02             117.0         5.5           711.5         3.8
2002-03/(c)/        122.6         4 3/4         731.0         2.7

/(a)/ Chain volume measure (reference year 2000-01)
/(b)/ Chain volume measure (reference year 2001-02)
/(c)/ Based on estimated actual growth rates

Source: Queensland Treasury; Commonwealth Treasury and Australian Bureau of Statistics "ABS" Cat.No. 5206.0

                                      (g)-9

Major Economic Indicators

The following table lists selected major economic indicators for Queensland:

                      Queensland Major Economic Indicators

                                                       1998-99   1999-2000   2000-01   2001-02    2002-03
                                                       -------   ---------   -------   --------   -------
Overseas Merchandise Exports ($ billion)............      15.9       16.6       21.5      23.2       21.4
Retail Turnover ($ billion).........................      25.6       27.0       29.0      30.8       33.3
Private Gross Fixed Capital Formation ($ billion)...      20.7       21.9       19.9      24.5       28.7
Mineral Production ($ billion)......................       7.5        8.0       10.9      11.8.     n.a.
Agricultural Production ($ billion).................       6.4        6.8        7.0       7.9.     n.a.
Employment ('000) /(a)/.............................   1,629.1    1,665.4    1,695.0   1,727.2    1,785.1
Unemployment Rate (%) /(a)/.........................       8.0        7.7        8.0       7.9        7.0
Increase in Consumer Prices (%)/(a)/ /(b)/..........       1.0        1.8        5.9       2.9        3.2
Average weekly ordinary time earnings ($)/(a)/......     699.1      713.6      759.2     793.1      824.9

/(a)/ Year-average
/(b)/ Includes impact of introduction of the Goods and Services Tax (GST) in 2000-01.

Source: ABS and Queensland Treasury

Structure of the Queensland Economy

Queensland's contribution to the Australian economy is reflected in the following table. They show the annual changes and contributions to growth in GSP/GDP in Queensland and Australia for 2001-02 and 2002-03.

                                     (g)-10

                        Components of Economic Growth/(a)/
                      (based on Queensland State Accounts)

                                                         Queensland /(a)/                           Australia /(b)/
                                                -------------------------------------   -------------------------------------
                                                                     Contribution to                         Contribution to
                                                                      GSP growth (%                           GSP growth (%
                                                Annual Growth(%)         points)        Annual Growth(%)         points)
                                                -----------------   -----------------   -----------------   -----------------
                                                          2002-03             2002-03
                                                2001-02    /(d)/    2001-02    /(d)/    2001-02   2002-03   2001-02   2002-03
                                                -------   -------   -------   -------   -------   -------   -------   -------
Household consumption expenditure ...........      2.7      5         1.6       3          3.3       3.9       2.0       2.4
Priv. gross fixed capital formation .........     20.0     18 1/2     3.6       3 3/4      9.8      14.2       1.7       2.6
- Dwellings .................................     30.9     21         1.7       1 1/2     19.5      15.9       0.9       0.9
- Business Investment .......................     11.5     23 1/2     1.1       2 1/4      4.8      18.1       0.4       1.7
(i) Other buildings and structures /(e)/.....     -3.0     27 1/4    -0.1         3/4      9.8      28.8       0.3       0.9
(ii) Machinery and equipment ................     20.1     21 3/4     1.2       1 1/2      2.5      13.1       0.2       0.8
- Ownership transfer costs ..................     42.2       na       0.5        na       25.2       4.2       0.4       0.1
Private final demand /(c)/ ..................      6.6      8 1/2     5.2       6 3/4      4.8       6.4       3.7       5.0
Public final demand /(c)/ /(e)/ .............      4.7      2         1.1         1/2      4.0       3.7       0.9       0.8
Gross State/National Expenditure ............      6.3      7         6.4       7 1/4      4.6       5.9       4.6       5.9
Exports of goods and services ...............      5.1      3 3/4     1.9       1 1/2     -1.4      -0.7      -0.3      -0.1
Imports of goods and services ...............      7.1      9 1/4     2.8      -3 3/4      2.2      13.8      -0.5      -3.0
GSP/GDP .....................................      5.5      4 3/4     5.5       4 3/4      3.8       2.7       3.8       2.7

/(a)/ Chain volume measure (reference year 2000-01)
/(b)/ Chain volume measure (reference year 2001-02)
/(c)/ Final demand constitutes final consumption expenditure plus gross fixed capital formation
/(d)/ Estimated actual
/(e)/ Queensland data adjusted for asset sales but national data not adjusted, as information not available.
Source: Queensland Treasury, Commonwealth Treasury and ABS Cat.No. 5206.0

The table above provides growth rates for components of economic activity based on the Queensland State Accounts (QSA), Queensland Treasury's preferred measure of State economic activity. However, Queensland growth rates for 2002-03 are estimated actuals as at the time of the 2003-04 State Budget in June 2003, as QSA data for the entire 2002-03 financial year are not yet available. The table below shows ABS State Accounts estimates for State final demand in Queensland for 2002-03. This table implies that major components of economic activity, such as private household consumption, dwelling investment and business investment, grew at a faster rate in 2002-03 than that estimated at the time of the 2003-04 State Budget.

                                     (g)-11

                Components of State Final Demand, Queensland /(a)/ (based on ABS National Accounts - State Details)

                                                   Annual Growth        Contribution to
                                                        (%)          SFD growth (% points)
                                                 -----------------   ---------------------
                                                 2001-02   2002-03    2001-02     2002-03
                                                 -------   -------   ---------   ---------
Household consumption expenditure ............      3.4       5.5        2.0        3.2
Private gross fixed capital formation ........     20.2      19.9        3.4        3.8
- Dwellings ..................................     31.0      24.2        1.6        1.6
- Business Investment ........................     11.8      26.2        1.0        2.4
(i) Other buildings and structures /(c)/ .....     -2.9      33.3       -0.1        1.0
(ii) Machinery and equipment .................     20.4      22.8        1.1        1.4
Private final demand /(b)/ ...................      7.1       9.1        5.5        7.0
Public final demand /(b)//(c)/ ...............      4.4       1.6        1.0        0.4
State Final Demand (SFD) .....................      6.5       7.4        6.5        7.4

/(a)/ Chain volume measure (reference year 2001-02)
/(b)/ Final demand constitutes final consumption expenditure plus gross fixed capital formation
/(c)/ Adjusted for asset sale
Source: ABS Cat. No. 5206.0

Key features are:

..    Despite the difficult external environment induced by the slowing world economy, Queensland is estimated to have recorded strong growth in 2002-03 of 4 3/4%, higher than national growth of 2.7%.

..    While private demand has been stronger than estimated at the time of the
     Budget, it is likely that net exports will detract more from growth in 2002-03 than estimated in the Budget (2 1/4% points).

..    Household consumption expenditure in Queensland increased by 5.5% in
     2002-03, following growth of 3.4% in 2001-02. Consumption expenditure in Australia grew by 3.9% in 2002-03, following growth of 3.3% in 2001-02.

..    Total private gross fixed capital formation increased by 19.9% in the State in 2002-03, maintaining the growth of 20.2% recorded in 2001-02.

..    Dwelling investment rose by 24.2% in the State in 2002-03, following growth of 31.0% in 2001-02. Australia also experienced strong growth of 15.9% in dwelling investment in 2002-03.

..    Public final demand in Queensland grew by 1.6% in 2002-03, following growth of 4.4% in 2001-02.

                                     (g)-12

Exports

Queensland is one of Australia's major exporting States. The nominal value of Queensland's overseas merchandise exports in 2002-03 totalled $21.4 billion, accounting for 19.5% of Australia's total merchandise exports during the year. Due to subdued economic growth in some of Queensland's major overseas trading partners during the year and reflecting the impact of the solid appreciation of the $A during the year, the nominal value of Queensland's overseas merchandise exports for 2002-03 fell by 7.7% compared with the previous year.

Rural exports fell sharply in 2002-03 (down 13.9%), due, in part, to a 50.7% fall in the value of cereals exports and a 29.5% decline in earnings from exports of textile fibres because of severe drought conditions during the year. Meat exports, the largest single component of rural exports, decreased by 3.2% in 2002-03. Mining exports, including both crude minerals and processed minerals and metals, also fell significantly in value terms in 2002-03, down 15.0% and 12.6% respectively, as weaker commodity prices offset increases in the volume of mining exports.

The fall in Queensland's overseas merchandise exports was greater than the national decline of 5.3%. This was primarily the result of a greater impact of drought-induced declines in the volume of some agricultural commodity exports and weaker mineral commodity prices on the value of exports in Queensland, with commodity exports representing a larger share of total merchandise exports in Queensland than nationally.

               Overseas Exports of Goods and Services, Queensland
                          ($ million at current prices)

                  Export Categories/(a)/                     2000-01    2001-02   2002-03/(p)/
                  ----------------------                    --------   --------   ------------
Rural
Meat ....................................................    2,758.2    2,810.9      2,721.1
Fish and other seafood ..................................      403.1      379.3        280.5
Cereals .................................................      312.5      304.7        150.2
Vegetables and fruits ...................................      242.9      289.6        227.7
Sugar and honey/(b)/ ....................................    1,221.0    1,478.0         80.3
Textile fibres ..........................................      925.7      791.1        586.4
Animal oils and fats ....................................       99.3      100.3        119.5
Other rural .............................................      827.9      778.0        646.3
Total                                                        5,692.2    5,588.4      4,812.0

Crude Minerals
Metalliferous ores ......................................    1,543.2    1,458.0      1,317.7
Coal, coke and briquettes ...............................    7,001.8    8,078.8      6,692.0
Petroleum and related products/materials ................      315.7      298.3        335.5
Other crude minerals ....................................       73.8       72.6         74.8
Total                                                        8,934.5    9,907.7      8,420.0

Processed minerals and metals

                                     (g)-13

                  Export Categories/(a)/                     2000-01    2001-02   2002-03/(p)/
                  ----------------------                    --------   --------   ------------
Non-ferrous metals ......................................    2,725.7    2,494.1      2,162.5
Other processed minerals and metals .....................      231.0      228.8        217.5
Total                                                        2,956.6    2,722.9      2,380.0

Other manufactures
Chemicals and related products ..........................      358.7      409.1        406.7
Manufactured goods classified by material ...............      160.3      170.9        199.8
Machinery ...............................................      679.0      774.5        767.4
Transport equipment .....................................      250.7      311.2        317.9
Miscellaneous manufactures ..............................      215.4      253.3        268.6
Total                                                        1,664.2    1,919.0      1,963.7

Manufactures (sum of processed minerals and metals
and other)                                                   4,620.8    4,641.9      4,343.7
Confidential and special                                     2,224.3    3,013.1      3,794.1

Total overseas exports of goods                             21,471.9   23,151.0     21,369.9

Tourism/(c)/ ............................................    2,096.0    1,886.0      1,753.3
Other services/(c)/ .....................................    3,638.0    3,322.0      3,398.0
Total overseas exports of services/(c)/                      5,734.0    5,208.0      5,151.3

TOTAL OVERSEAS EXPORTS OF GOODS AND SERVICES/(d)/           27,205.9   28,359.0     26,521.2

/(p)/ preliminary.
/(a)/ Based on the Standard International Trade Classification (SITC3).
/(b)/ Sugar data are  confidential  for  Queensland  for  2002-03.
Source: ABS, unpublished foreign trade data.
/(c)/ 2002-03 figures for tourism and other services exports are based on an estimate of total yearly growth. This estimate has been made by calculating the growth rate for the three-quarters to March quarter 2003, compared with a year earlier, and applying this growth rate to the yearly total for 2001-02.
Note: Amounts have been rounded to the nearest million. Consequently amounts may not add to rounded totals.

Queensland produces a wide variety of mineral and agricultural commodities for export. The development of large capacity port facilities has increased Queensland's competitiveness in world markets and has improved access to significant European markets.

Queensland exports to a range of overseas markets. Japan has been Queensland's largest export market for most of the past decade and currently accepts over one quarter (26.1%) of the State's merchandise exports. Other major export markets include the European Union (14.8%), South Korea (11.0%), the United States of America (7.4%), India (5.5%) and Taiwan (4.5%).

                                     (g)-14

The major destinations for Queensland's exports in recent years are outlined in the following table:

            Queensland's Major Overseas Markets for Exports of Goods
                         (% of total at current prices)

                                                     2000-01   2001-02   2002-03
                                                     -------   -------   -------
North Asia Total                                       47.5      46.5      48.4
South Korea                                             9.0       9.8      11.1
China                                                   4.2       4.0       4.9
Japan                                                  28.3      26.7      26.1
Taiwan                                                  4.1       4.1       4.5
Hong Kong                                               1.9       1.8       1.8

South Asia Total                                       14.0      14.5      14.1
Indonesia                                               2.4       2.3       2.4
PNG                                                     1.7       1.6       1.6
Singapore                                               1.3       1.2       1.1
India                                                   4.6       5.4       5.5
Malaysia                                                2.5       2.8       2.5
Thailand                                                1.4       1.2       1.1

North America                                           9.5      10.6       9.8
Canada                                                  1.9       2.2       2.0
US                                                      7.6       8.5       7.7

European Union                                         14.9      15.9      14.8
New Zealand                                             3.3       3.2       3.6
Brazil                                                  1.5       1.4       1.3
Other                                                   8.2       8.8       8.9
                                                      100.0     100.0     100.0

Imports

The nominal value of Queensland's merchandise imports rose 16.6% in 2002-03, to $16.6 billion.

Queensland's imports of manufactures totalled $11.7 billion in 2002-03, increasing from $10.4 billion in 2001-02. The value of rural imports increased from $718.8 million in 2001-02 to $874.2 million in 2002-03.

                                     (g)-15

The value of Queensland's imports in recent years are outlined in detail in the following table:

               Overseas Imports of Goods and Services, Queensland
                          ($ million at current prices)

         Import Categories/(a)/                 2000-01    2001-02   2002-03 /(p)/
         ---------------------                 --------   --------   -------------
Live animals, food, beverages & tobacco           492.0      550.3        639.6
Mineral fuels, petroleum and lubricants         2,565.0    2,069.2      2,793.6
Chemicals                                         972.3    1,043.7        986.5
Road motor vehicles                             2,737.7    3,105.0      3,444.3
Other machinery and transport equipment         3,000.7    3,252.0      3,833.7
Other manufactured goods                        2,772.5    2,957.8      3,424.0
Other                                           1,248.2    1,239.6      1,455.1

Total overseas imports of goods                13,788.4   14,217.3     16,576.8

Tourism /(b)/ ..............................      955.0      883.0        907.8
Other services /(b)/ .......................     4456.0    4,376.0      4,688.5
Total overseas imports of services /(b)/        5,411.0    5,259.0      5,596.3

TOTAL OVERSEAS IMPORTS OF GOODS AND SERVICES   19,199.4   19,476.3     22,173.1

/(p)/ preliminary.
/(a)/ Based on the Standard International Trade Classification (SITC3).
/(b)/ 2002-03 figures for tourism and other services imports are based on an estimate of total yearly growth. This estimate has been made by calculating the growth rate for the three-quarters to March quarter 2003, compared with a year earlier, and applying this growth rate to the yearly total for 2001-02.
Source: ABS, unpublished foreign trade data.
Note: Amounts have been rounded to the nearest million. Consequently amounts may not add to rounded totals.

Employment and Income

Queensland's population, as at March quarter 2003, totalled 3,774,292 persons. Over the five years to the year ending March quarter 2003, the State's population increased at an average annual growth rate of 1.8%, compared with 1.1% in the rest of Australia.

During the five year period to 2002-03, Queensland's labour force increased by 10.6%, (2.0% per annum on average) due primarily to strong population growth, with the State's labour force participation

                                     (g)-16
rate remaining consistently higher than that in the rest of Australia but virtually unchanged throughout the period. Queensland's labour force has continued to grow at rates above that for the rest of Australia.

Employment growth in Queensland strengthened substantially in 2002-03 to 3.3% compared with growth of 1.9% in 2001-02. Queensland's employment growth in 2002-03 was well above that of the rest of Australia of 2.2%. Over the five years to 2002-03, employment in Queensland increased by 12.6% compared with 10.7% for the rest of Australia. As a result, Queensland created 199,300 new jobs or 21.2% of all jobs created in Australia. The following table shows changes in Queensland's employment by industry over the past five years.

                    Employed Persons by Industry, Queensland

                                                                                  % Share of
                                                                       % Change      Total
                                                   1997-98   2002-03    1997-98   Employment
                                                   ('000)    ('000)     2002-03     2002-03
                                                   -------   -------   --------   ----------
Agriculture, Forestry, Fishing .................      96.4      95.6      -0.8        5.4
Mining .........................................      19.1      18.4      -3.7        1.0
Manufacturing ..................................     173.9     183.4       5.5       10.3
Electricity, Gas and Water .....................      12.2      12.0      -1.6        0.7
Construction ...................................     123.7     149.3      20.7        8.4
Wholesale and Retail Trade .....................     332.5     371.1      11.6       20.8
Accommodation, Cafes and Restaurants ...........      84.5      97.4      15.3        5.5
Transport and Storage ..........................      87.2      82.2      -5.7        4.6
Communication Services .........................      26.2      27.6       5.3        1.5
Finance, Property and Business Services ........     204.2     235.3      15.3       13.2
Government Administration ......................      54.9      86.7      57.9        4.9
Community Services (Education and Health).......     262.0     298.4      13.9       16.7
Recreation, Personnel and Other Services........     100.2     128.4      28.1        7.2
                                                    ------    ------      ----      -----
   TOTAL (a) ...................................    1576.9    1785.9      13.3      100.0
                                                    ======    ======      ====      =====

(a) Industry estimates of employment are compiled on the mid-month of each quarter. Therefore, the total of industry employment does not match aggregate estimates of employed persons
Note: Due to rounding, amounts may not add to rounded totals.
Source: ABS Cat. No.6203.0

Queensland's average unemployment rate was 7.0% in 2002-03, down from 7.9% in the previous year (rest of Australia 5.9% and 6.3% respectively). This substantial improvement in Queensland's unemployment rate reflects the fact that growth in employment over 2002-03 outpaced labour force growth. The average participation rate in Queensland in 2002-03 was 65.0%, compared with 63.7% in the rest of Australia.

                                     (g)-17

Prices

The Queensland Consumer Price Index "CPI" rose 3.2% in 2002-03, comparable with an inflation rate of 2.9% in 2001-02. The CPI for Australia rose 3.1% and 2.9% in 2002-03 and 2001-02 respectively.

Income

Average weekly earnings and household income per capita in Queensland are below the Australian average. The most recent figures available are given below:

                               Measures of Income

                    Household Income per   Average Weekly
                           Capita             Earnings
     State                 2001-02            2002-03
                              $                   $
-----------------   --------------------   --------------
Queensland                 27,636               649.1
New South Wales            33,028               750.1
Victoria                   31,862               723.1
South Australia            28,177               667.5
Western Australia          31,279               690.7
Tasmania                   25,117               622.2
Australia                  31,140               710.5

Source: ABS Cat. No. 5220.0 and 6302.0

In Queensland, growth in average weekly earnings moderated substantially to 0.6% (4.3% nationally) in 2002-03.

Wages Policy

Historically, wages in Australia have been strongly influenced by the Australian Industrial Relations Commission and its predecessors through a system of 'awards', which establish minimum wage rates payable in particular occupations.

A central component of the previous Commonwealth Government's industrial relations policy from 1983 to 1996 was the Prices and Incomes Accord, an agreement between the Commonwealth Government and the Australian Council of Trade Unions (ACTU). From 1983 to 1991, the wage fixing system was highly centralised. Wage rises were constrained in an effort to foster growth in GDP and employment.

Since 1991, the focus of wages policy has shifted to the enterprise level. Enterprise agreements have been pursued to allow more flexible and productive workplace-based arrangements. The emphasis has changed from across-the-board wage increases flowing to most employees throughout the economy, to differentiated wage increases at the workplace level, in exchange for productivity improvements. Aggregate wage outcomes have remained moderate during the transition to a more decentralised system, enabling an economic environment of low inflation and strong employment growth.

                                     (g)-18

The current Commonwealth Government, elected in 1996, has further encouraged this shift to a more decentralised wage fixing system. Nevertheless, employees on minimum award rates who have not been able to secure pay increases under enterprise agreements have been protected through a series of award safety net adjustments, to ensure that basic living standards are maintained.

Enterprise bargaining has become widely accepted in Australia since its introduction in October 1991 and has gradually replaced the Award system of centralised wage-fixing as the dominant method of structured wages negotiation in Australia. As of May 2002, 38.2% of Australian workers were covered by collective agreements, compared with only 20.5% covered by Awards only, with Individual agreements (41.3%) the most common type of wage-setting agreement.

In 1999, the Queensland Government enacted the Industrial Relations Act 1999, which applies to the estimated 55% of employees in Queensland who are covered by the State industrial relations system. The Act provides greater choice in agreement types to suit individual industries, enterprises and workplaces. It also provides enhanced powers for the Queensland Industrial Relations Commission to assist parties in negotiating agreements, including a greater focus on conciliation and mediation.

                   PRINCIPAL SECTORS OF THE QUEENSLAND ECONOMY

The following table shows the main components of Queensland's GSP and Australia's GDP.

        Queensland/Australian Gross Product-Major Industry Sectors /(a)/
                            (Current prices, 2001-02)

                                         Queensland      Australia    Queensland as a
            Sector                      ($ millions)   ($ millions)    % of Australia
-------------------------------------   ------------   ------------   ---------------
Agriculture, forestry and fishing ...        5,204         23,940           21.7
Mining...............................        8,200         33,567           24.4
Manufacturing........................       10,709         73,306           14.6
Services/(b)/........................       81,520        493,265           16.4
                                           -------        -------           ----
   TOTAL                                   105,633        624,078           16.9
                                           =======        =======           ----

/(a)/ Based on total factor income
/(b)/ Includes general government and ownership of dwellings gross operating surplus
Source: ABS Cat. No.5220.0

Mining

Over the past decade, the mining sector of Queensland's economy has provided a strong stimulus to State growth. Queensland has large reserves of coal, bauxite, gold, copper, silver, lead, zinc, nickel, phosphate rock and limestone currently being mined, and largely unexploited resources of magnesite, oil shale, uranium, tin, mineral sands, clay and salt.

                                     (g)-19

In 2001-02, Queensland provided 24.4% of the nation's mining output, the second largest contribution of any State to Australia's total mining output. The industry accounted for around 7.8% of GSP in Queensland.

The Queensland mining industry is a major export earner and makes a substantial contribution to capital investment, direct and indirect employment, and regional development. Mining also provides a base for a number of the State's leading value-added industries.

The value of Queensland mineral production from 1997-98 to 2001-02 is shown in the following table.

               Queensland Mineral Production - Value ($ millions)

Mineral                   1997-98   1998-99   1999-2000   2000-01   2001-02
-----------------------   -------   -------   ---------   -------   -------
Black coal (a).........    4,735     4,981      4,761       6,228     8,062
Copper concentrate.....      619       688        785       1,138       994
Gold Bullion (b).......      464       364        395         447       317
Bauxite................      214       249        173         252       280
Lead Concentrate (c)...      312       411        465         700       534
Crude Oil..............       62        59        122         146       109
Zinc Concentrate.......      140       174        559         951       647

Natural Gas............      193       138        339         322       403
Other..................      319       445        366         722       468
                           -----     -----      -----      ------    ------
   TOTAL                   7,058     7,509      7,965      10,906    11,813
                           =====     =====      =====      ======    ======

(a) Value of production does not include transport or handling costs or other by-products such as coke or briquettes.
(b)  Includes alluvial gold.
(c)  Includes a significant component of silver.
Source: Queensland Department of Natural Resources and Mines.

Estimated production volumes of many of Queensland's principal minerals and energy commodities increased in 2001-02, with the strongest increases occurring in the production of natural gas (up 21.4%), zinc concentrate (up 8.1%), and black coal (up 7.2%). Production of crude oil fell in 2001-02, as shown below. World mineral prices fell slightly in 2001-02, down by 6.4% (measured in SDR terms) compared with the previous year.

                                     (g)-20

               Queensland's Principal Mineral Production -Volumes

Mineral                            1997-98   1998-99   1999-2000   2000-01   2001-02
--------------------------------   -------   -------   ---------   -------   -------
Black coal ('000t)..............   105,752   112,634    124,348    138,352   148,363
Copper concentrate('000t).......       941     1,195      1,351      1,490     1,501
Gold Bullion(kg) /(a)/..........    42,679    38,301     42,078     43,503    34,666
Bauxite ('000t).................     9,247    10,761     11,546     11,731    11,256
Lead Concentrate('000t) /(b)/...       412       485        566        702       677
Zinc Concentrate('000t).........       383       387        657      1,232     1,332
Crude Oil (megalitres)..........       690       651        566        522       474

Natural Gas (gigalitres)........     2,497     3,282      4,486      4,549     5,523

/(a)/ Includes alluvial gold.
/(b)/ Includes a significant component of silver.
Source: Queensland Department of Natural Resources and Mines.

Coal

Coal remained Queensland's major mineral commodity during 2001-02, accounting for around 68% of total mineral production value. Coal is also Queensland's leading export commodity, with the value of exports (including coke and briquettes) totalling $6.7 billion in 2002-03.

The volume of coal production in Queensland during 2001-02 rose by 7.2% to 148.4 million tonnes. The value of production rose by a greater 29.3% to $8.1 billion, due to an increase in average coal export prices in Australian dollar terms.

Copper

In 2001-02, the value of copper concentrate production fell 12.7%. The decrease in value produced was mainly the result of weaker world copper prices, however a slight increase in the volume of production (up 0.7%) partly offset the fall in value resulting from lower prices over the year.

Gold

The value of gold production fell 29.2% in Queensland in 2001-02. This was mostly as a result of the fall in the volume of gold production, which decreased by 20.3% in 2001-02. The major gold mines of Kidston and Mt Leyshon reached the end of their mine lives over the period and their closures were the main factor behind the fall in Queensland's gold production.

Bauxite

Bauxite is mined in the north of Queensland with indicated reserves of approximately 3 billion tonnes. The Weipa deposit in northern Queensland is the largest known bauxite deposit in the world.

                                     (g)-21

The value of Queensland bauxite production rose by 11.1% in 2001-02 to $280 million, due to a rise in bauxite prices, with production volume falling 4.0% compared with the previous year.

Lead and Zinc

The value of lead concentrate production fell 23.7% in 2001-02, due primarily to weaker prices. The volume of production decreased by 3.6% over the year. The value of zinc concentrate decreased by 31.9% in 2001-02, also as a result of lower prices and despite an 8.1% increase in the volume of production.

Crude Oil and Natural Gas

The estimated volume of crude oil produced in Queensland decreased 9.2% in 2001-02. However, lower oil prices resulted in the value of production decreasing 25.6%.

Production of natural gas increased by a strong 21.4% in Queensland in 2001-02. The value of production was in line with this, increasing 24.9% to $403 million in 2001-02.

Agriculture

The agriculture, forestry and fisheries sector in Queensland accounted for around 4.9% of GSP and for around 21.7% of Australia's total agricultural production in 2001-02. The bulk of Queensland's agricultural production has traditionally been exported, providing a significant contribution to Australia's foreign earnings.

In 2001-02 around 64% of the gross value of Queensland's agricultural production was derived from four products - beef, sugar, grain and cotton, each of which is produced primarily for export.

Queensland also produces tropical and citrus fruits, tobacco, rice, cotton, vegetables, timber, peanuts, oilseeds, eggs and dairy products, principally for domestic markets.

In 2001-02, Queensland's gross value of agricultural production increased 13.5% to $7.9 billion.

The following table presents figures on the gross value and volume of agricultural commodities produced in Queensland over the past five years.

                                     (g)-22

                   Queensland's Major Agricultural Commodities
                         Value and Volume of Production

                                            1997-98   1998-99   1999-2000    2000-01    2001-02
                                            -------   -------   ---------   ---------   -------
Gross Value ($m)
Slaughtering and other disposals ........     1,872     2,274      2,668        3,278     3,700
   Cattle and calves ....................     1,499     1,914      2,276        2,873     3,227
   Poultry ..............................       169       158        157          160       180
   Pigs .................................       143       150        177          177       208
   Sheep ................................        56        48         54           65        78
Sugar cane for crushing .................     1,171       961        813          641       927
Wool (shorn) ............................       202       170        165          194       189
Cereals for grain .......................       457       596        593          536       545
Horticulture (a) ........................       941     1,037      1,091        1,138     1,367
Dairying (total whole milk production)...       337       341        322          232       257
Cotton ..................................       372       528        581          397       348
Other ...................................       435       477        538          543       575
Total ...................................     5,787     6,384      6,771        6,959     7,901

Volume of Production
Beef and veal (tonnes) ..................   805,300   910,034    938,602    1,040,310   977,601
Sugar cane ('000 tonnes) ................    36,790    35,587     35,316       28,277    28.250
Wool ('000 kg) ..........................    45,905    51,874     45,660       40,723    38,743
Wheat ('000 tonnes) .....................     1,392     1,941      1,904        1,289       901
Cotton lint ('000 tonnes) ...............     190.3     241.2      247.8        249.2       197

----------
(a)  Vegetables, fruits and nuts, and grapes.
Sources: ABS, Cat. No 7121.0, 7215.0 and 7501.0

Growth in production volumes of most of Queensland's major agricultural commodities in 2001-02 was weak. Production of each of the major crops and livestock products decreased over the year, primarily reflecting the impact of the drought.

Agricultural commodity prices declined in $A terms by 22.4% in 2001-02 largely the result of steady falls in the prices of exported sugar and beef. The outlook for agricultural commodity prices remains relatively subdued as a result of the relatively weak economic growth in Queensland's major trading partners, as well as the increasing supply of some cropping products which is expected following the recovery from the recent drought throughout Australia.

Meat and Poultry

Meat products are Queensland's most valuable rural commodity, accounting for 46.7% of the State's total value of agriculture production in 2001-02.

Grains

Queensland's grain production accounted for 6.2% of total Australian grain production in 2001-02.

                                     (g)-23

Queensland wheat production fell for the third year in a row in 2001-02, down 388,000 tonnes to 901,000 tonnes.

Sugar

Australia is the world's second largest exporter of raw sugar and Queensland accounts for around 90% of Australian production.

Queensland's sugar cane production was 28.3 million tonnes in 2001-02, ranking second only to meat in terms of its contribution to the value of total Queensland agriculture production. Overall production fell in 2001-02 due to a number of setbacks in the industry over the year, including poor weather conditions and the outbreak of disease and pests.

Wool

Queensland's gross value of wool production fell marginally from $194 million in 2000-01 to $189 million in 2001-02. A decline in the volume of wool production more than offset an overall rise in wool prices over the year.

Other Primary Industries

Timber-Based Industries

Queensland has significant timber resources with approximately 3.8 million hectares of forest and timber resources controlled by the Department of Primary Industries. Rainforest timber plantations predominate in north Queensland while the south-east coastal area includes large plantations of cultivated pine forests and natural forests. There are also extensive cypress woodlands in south-west Queensland.

The gross value of forestry production for 2002-03 is estimated to be $103 million, which is 6% above that recorded in the previous year. The estimated increase in the gross value of forest production in 2002-03 reflects the strong recovery in housing construction since mid 2001. The turnover of the entire timber-based industry is considerably higher, given a product range that includes sawn timber, veneers, manufactured board, wooden and corrugated fibre board containers, paper bags and furniture, mainly for the domestic market.

Fisheries

The gross value of fisheries production for 2002-03 is estimated to be $395 million, a slight decrease compared with 2001-02.

Manufacturing

In 2001-02, the manufacturing sector accounted for 10.1% of GSP in Queensland. In common with most Western industrialised nations, the relative importance of manufacturing has been declining in favour of service-based industries. However, the manufacturing sector's share of GSP has declined less rapidly in

                                     (g)-24

Queensland than in other States, so that Queensland's share of national manufacturing output continued to rise to 14.6% in 2001-02 from 14.2% in 2000-01.

Manufacturing in Queensland developed historically to service and process the State's agricultural and mineral resources. It is estimated that approximately two-thirds of manufacturing in Queensland is related to processing, servicing or the provision of machinery and equipment involved in the agricultural and mining sectors.

In the past, Australia's border protection policy (primarily tariffs and quotas) has imposed costs on Queensland's industries without off-setting benefits. The winding back of protection has benefited manufacturing industry in the State, in part because of its beneficial impact on mining and agriculture.

Almost half of the manufacturing industry's turnover is accounted for in the two categories of food, beverages and tobacco (30.6%) and metal products (18.1%).

In 2000-01 (the latest available data), Queensland's manufacturing turnover increased by 18.1%, to average 6.9% per annum growth in the five years since 1995-96.

Manufacturing output has grown strongly across most sectors, as shown in the following table:

                 Queensland Manufacturing Industry Turnover/(a)/
                         Average Annual Growth by Sector

                                                                          Average
                                                                          Annual
                                                1995-96       2000-01     Growth
         Subsector                            ($ million)   ($ million)    (%)
-------------------------------------------   -----------   -----------   ------
Food, beverages and tobacco ...............      8,675       12,313.6       7.3
Textile, clothing, footwear and leather ...        568          686.6       3.9
Wood and paper products ...................      1,558        2,490.5       9.8
Printing,  publishing and recorded media ..      1,343        1,675.7       4.5
Chemical, petroleum and coal products .....      3,897        7,288.4      13.3
Non-metallic mineral products .............      1,688        1,891.5       2.3
Metal products ............................      6,812        7,281.9       1.3
Machinery and equipment ...................      3,349        5,535.3      10.6
Miscellaneous manufacturing ...............        912        1,128.9       4.4
                                                ------       --------      ----
   TOTAL TURNOVER                               28,801       40,292.3       6.9
                                                ======       ========      ====

(a) Due to changes in the ABS' collection methodology in 2000-01, the measurement of Manufacturing Industry Turnover changed slightly. Therefore, the 2000-01 figures are not entirely comparable with earlier years and growth rates should therefore be considered as approximations.

Note: Figures are rounded to the nearest million. Consequently, figures may not add to the rounded total.

Source:  ABS Cat. No. 8221.0

                                     (g)-25

Overseas exports of Queensland manufactured goods, including processed minerals and metals, totalled $4.3 billion in 2002-03. Total manufactured overseas exports fell 6.4% in 2002-03, following growth of 0.5% in 2001-02, reflecting the weak global economy and partially the appreciation of the $A.

Services

Transport

Queensland has 14 deepwater ports, most of which are equipped with bulk handling facilities for the major products of their respective regions. In addition, Queensland has two community ports and a number of non-trading ports located at regular intervals from Brisbane in the south-east to Karumba in the north-west. The Queensland railway network encompasses approximately 10,000 kilometres of track, which includes the electric main railroad line and heavy haul lines serving the major coal mines in central Queensland.

The Queensland road network, extending approximately 177,000 kilometres, is constantly being upgraded and extended to maintain a safe and viable road network.

Queensland has four international airports as well as a large network of commercial domestic airports and private airfields. Brisbane airport is the third busiest in the country behind Sydney and Melbourne. While growth is based predominantly on tourism, the increase in flights has provided a variety of non-tourism related business opportunities. Following the collapse of Ansett in 2001, both Qantas and Virgin Blue have increased air capacity to many key destinations, taking up the market share previously occupied by Ansett. The securing of the Australian Airlines operational hub at Cairns was positive for the Queensland aviation industry and represents a major advance in improving international air access to the State.

Communications

Queensland is served on a State-wide basis by the national postal system and a number of major telecommunications companies. Two-way satellite communications are available in remote areas, providing education and other services to isolated residents. The State has a widespread non-commercial television network principally operated by the Australian Broadcasting Corporation(ABC) and the Special Broadcasting Service (SBS). In addition, three commercial television networks operate within the State. Queensland also has a widespread cable and satellite pay television service in operation, while broadband internet services are also available in all major centres across the State.

Construction

The Queensland building and construction industry provided 8.4% of employment in the State during 2002-03.

Dwelling investment rose by 24.2% in 2002-03, following an increase of 31.0% in 2001-02. This compares with an increase of 15.9% nationally, following a 19.5% increase in 2001-02. Demand from first home buyers subsided in 2002-03, following the removal of the additional component of the First Home Owners Grant. However, rising house prices fuelled demand for investment properties in Queensland and led to many home owners drawing on their increased equity to renovate their properties. This has resulted in a surge in alterations and additions activity, with the nominal value of private residential alterations and additions increasing 36.4% in 2002-03.

                                     (g)-26

Private non-dwelling construction investment rose by 33.3% in 2002-03 (nationally, up 28.8%), following a 2.9% fall in the previous year (nationally, up 9.8%).

Tourism

Tourism is one of Queensland's most important and fastest growing sectors, accounting for an estimated 6.4% of overall GSP in the State. The success of tourism in Queensland is to a great extent attributable to certain natural advantages such as a favourable climate for vacations and one of the finest arrays of natural attractions in Australia, including the Great Barrier Reef and its islands, hundreds of kilometres of beaches, large wilderness areas, mountain panoramas, national parks, the tropical north, the Darling Downs, and the outback.

South of Brisbane is the Gold Coast, Australia's largest and most popular resort area. The Gold Coast is famous for its 32 kilometres of beaches and its extensive canal developments which provide facilities for surfing, water-skiing, fishing, cruising, and a variety of other sporting activities. West of the coast, the rugged rainforest-covered slopes of the MacPherson Range extend the Gold Coast's appeal to include mountain climbing, bushwalking, horse riding, national parks, waterfalls, and panoramic views. The Gold Coast's natural attractions have been supplemented by developments including theme parks and internationally-recognised restaurants and entertainment venues.

The Great Barrier Reef is a major attraction for both domestic and international tourists, and resorts have been developed on islands and centres on the coast. In all, there are more than 20 resort islands located off the Queensland coast. The waters of the Great Barrier Reef offer some of the best fishing in the world, and Cairns has become an international centre for big-game fishing, notably for black marlin. The Whitsunday Coast, on the mainland near the Whitsunday Group of islands, has developed in the last decade in response to the increasing popularity of the Great Barrier Reef and its islands. The area offers reef and island holidays with daytrips and extended cruises to places of interest.

Queensland recorded growth in total tourism services exports, including overseas and interstate tourism, of 1.4% in the three quarters to March quarter 2003, compared with a year earlier. Queensland's overseas tourism exports have declined since late 2000, as a result of the global economic downturn, international terrorist attacks, the war in Iraq and the outbreak of Severe Acute Respiratory Syndrome (SARS). However, the decline has been more than offset by growth in interstate arrivals. This trend is expected to continue in coming quarters while travellers remain concerned about their health and safety and, therefore, tend to plan domestic holidays rather than travel overseas. The short term outlook for overseas visitor arrivals will depend on the strength of the global economic recovery, and Australia's international competitiveness as a tourist destination. This is largely determined by the value of the Australian dollar, which, appreciated by more than 13% in trade weighted terms in 2002-03.

A number of new hotel and resort projects are either already under construction or under consideration in Queensland valued at $2.6 billion. Some of these projects include:

..    Coomera Waters Resort, Gold Coast;
..    Port Hinchinbrook resort;
..    Cobaki Lakes resort, Gold Coast; and
..    Rainbow Harbour Resort, Cairns.

                                     (g)-27

            FINANCIAL RELATIONSHIP WITH THE COMMONWEALTH OF AUSTRALIA

Prior to 1927, each State and the Commonwealth undertook borrowings on their own behalf, both domestically and in overseas financial markets. Limitations in the size of the capital markets and the inherent competition between the States and the Commonwealth led to an agreement between the States and the Commonwealth in 1927, recognising that it was in the interests of all to cooperate when borrowing in these markets. This agreement, known as the Financial Agreement, established the Australian Loan Council to determine and coordinate the public borrowings of the Commonwealth and the State Governments.

The Financial Agreement does not bind the many bodies set up under Commonwealth or State statutes. These bodies, which include central borrowing authorities and local governments, government owned corporations and other statutory bodies may enter the market directly and issue stock either in their own names or through a central borrowing authority. The central borrowing authority for Queensland is Queensland Treasury Corporation. Until June 1984, borrowings by these semi-government and local governments were controlled by the Loan Council under what was known as the Gentlemen's Agreement, which was an understanding agreed upon in 1936 (and subsequently amended as necessary). The Gentlemen's Agreement had no legal status.

From 1984 until 1993, borrowing arrangements for these authorities were determined by reference to the Global Approach. The main feature of the Global Approach was the imposition of aggregate quantitative controls (global limits) on borrowing by Commonwealth and State authorities. Over the period of its operation, there were progressive modifications and refinements of the Global Approach.

The Financial Agreement also established the State Government's Loan Council Program (the "Loan Program") to provide a mechanism by which the Commonwealth borrowed on behalf of the States for the purpose of financing capital expenditure. The rationale for this coordinated approach was that funds could be raised for the States on more favourable terms than if States individually undertook their own borrowings.

Until the early 1970s the Loan Program was the main source of funds for capital expenditure by the States. However, since that time, the nature of the Loan Program has changed and its significance in overall State finances has declined. States found it necessary to rely increasingly on borrowing by semi-government authorities to fund capital expenditures. This occurred in particular during the late 1970s and early 1980s. Most States established central borrowing authorities (such as Queensland Treasury Corporation) to co-ordinate the borrowings of semi-government authorities, which were monitored in the framework of the Global Approach.

Over the last 20 years of its existence, the Loan Program has consisted of both a loan component and a grant component (in the form of interest-free non-repayable capital grants to assist State governments to finance capital expenditure). During the 1980s, the loan component was primarily concessional loans for public housing. At the 1989 Loan Council meeting, it was agreed that the loan component of the Loan Program would be replaced by additional grants to the States under the Commonwealth State Housing Agreement. After 1989-90, the Loan Program has consisted solely of general purpose capital grants. (From 1991-92, the "Building Better Cities" program has also been classified as general purpose capital assistance.) These have since been abolished.

                                     (g)-28

Until 1990-91, under the Financial Agreement, the Commonwealth Government undertook borrowings in the market in its own name and then on-lent the funds to the States. The Loan Council determined the terms and conditions of all loans raised by the Commonwealth on behalf of the States as well as the terms and conditions for loans raised by the Commonwealth for its own use. States were unrestricted in their use of these funds as they were directly substitutable for direct general purpose borrowings by the States in their own names in the market.

The June 1990 Loan Council meeting agreed that the States would progressively take over responsibility for the debt issued by the Commonwealth on their behalf under the Financial Agreement, and that the Financial Agreement would be amended to permit the States to borrow in their own names in domestic and overseas markets. (Analogous arrangements were to apply for the Territories).

In line with the Loan Council decision, the States were required to make additional payments to the National Debt Sinking Fund sufficient to permit redemption at their maturity of all Commonwealth Government securities issued on their behalf. With the passage of legislation related to the new Financial Agreement through all jurisdictions' parliaments, the National Debt Sinking Fund was replaced on July 1, 1995 by the Debt Retirement Reserve Trust Account. A total of $7.6 billion of Commonwealth Government securities was on issue on behalf of the States and Territories as at June 30, 1995. Under the new arrangement, this debt will be fully taken over by the States and Territories by 2005-06. The Loan Council decision has also meant that from June 30, 1990 there have been no additional allocations of Commonwealth Government securities to the States and Territories.

The Commonwealth compensates the States and Territories for the additional borrowing cost to them of this change based on the interest margins between Commonwealth and State debt applying at, and prior to, the change. (State central borrowing authorities, which are the major borrowers on behalf of the State/local sector, generally borrow at somewhat higher rates than the Commonwealth Government, with margins varying from time to time depending on market conditions.) In addition, the Commonwealth provides compensation for its reduced sinking fund contributions due to the accelerated decline in outstanding net debt on which those contributions are based.

Overall, these new arrangements replace Commonwealth debt to the private sector with State and Territory debt; they do not alter the financial position of the public sector as a whole. They do, however, represent a significant structural reform in Commonwealth/State (and Territory) financial relations. They place full responsibility on the States and Territories for the financing and managing of their own debt, thereby subjecting the fiscal and debt management strategies of individual State and Territory Governments to greater scrutiny by the community and financial markets.

As from 1993-94, new Loan Council monitoring and reporting arrangements apply to the financing activities of Commonwealth and State Governments. The new arrangements were endorsed in principle at a special Loan Council meeting in Perth in December 1992 and were approved for implementation at the July 1993 Loan Council meeting.

The major feature of the new Loan Council arrangements is the switch in focus from gross borrowings to an aggregate based on net borrowings as indicated by a jurisdiction's deficit/surplus. The rationale for the switch in focus from global limits to an aggregate based on the deficit/surplus as a measure of the financing requirement is that the Global Approach focussed on gross new borrowings by jurisdictions rather than their net call on financial markets; the latter is a more meaningful indicator of the impact of the public sector on the economy.

                                     (g)-29

Under the new Loan Council arrangements the Commonwealth and each State and Territory is responsible for nominating its intended allocation, known as the Loan Council Allocation ("LCA"), and is based on its net borrowings adjusted to reflect certain transactions which may have the characteristics of borrowings but do not constitute formal borrowings (for example finance and operating leases).

Loan Council considers the appropriateness of nominated LCAs from two perspective's: firstly, if the aggregate of the nominated LCAs is inconsistent with macroeconomic policy objectives there may need to be some adjustment. The nature of any adjustment and its allocation across governments would be negotiated by Loan Council members. Important considerations in these negotiations would be the comparative fiscal circumstances, infrastructure requirements and capital needs of particular governments. Secondly, if Loan Council has concerns about the fiscal outlook for a jurisdiction it may require a more comprehensive justification for its proposed LCA or, in some cases, may request the government to modify its fiscal strategy. This should occur only rarely.

It should be noted that the LCA nominations are now based on the new accrual GFS derived cash flow statement. A measure of the surplus (deficit) is derived from information contained in the cash flow statement. This new measure whilst broadly comparable with the previous cash GFS measure, conceptually is different due to the nature of the derived accrual cash flow and the inclusion in the earlier GFS cash measure of accrual adjustments.

The emphasis of the new arrangements is on credible budgetary processes, ensuring a high level of public understanding of public sector financing developments and facilitating increased financial market scrutiny, rather than on Loan Council attempting to enforce rigid compliance with a particular LCA. The new arrangements are supported by uniform and more comprehensive arrangements for the reporting of public sector finances. These are designed to meet the needs of the markets for accurate and meaningful information about the level of net borrowings.

The 2002-03 LCA outcome, using the accrual based GFS measure, is for a deficit of $190 million. For 2003-04, Queensland Budget-time LCA is estimated to be a deficit of $658 million.

Commonwealth Grants

Since World War II, the Commonwealth has acted as the sole income taxing authority, and annual general revenue grants have been paid by the Commonwealth to the States. The Commonwealth also has exclusive constitutional power to impose excise duty, goods and services tax and customs duty. There are no general taxes on capital gains in respect of assets purchased or acquired before September 20, 1985, although gains on the sale of such property in particular circumstances are taxed as income. There are no Commonwealth wealth taxes, estate or gift duties. The States, however, impose payroll taxes, stamp duties and land taxes, and local governments impose rates based on the value of real property.

At the 1985 Premiers' Conference it was agreed that tax sharing arrangements which had operated between 1976-77 and 1984-85 should be replaced by financial assistance grants to the States. The Commonwealth Grants Commission continued to make recommendations for the distribution of these general purpose payments by the Commonwealth to the States. The level of financial assistance granted to the States was decided in the context of the annual Premiers' Conference with the Commonwealth.

                                     (g)-30

At the 1994 Premiers' Conference, the financial arrangements adopted were for a real per capita terms guarantee to apply to the total amount of financial assistance grants over the three year period from 1994-5 to 1996-7, subject to review should Australia experience a major deterioration in its economic circumstances. At the 1996 Premiers' Conference, it was agreed that the real per capita guarantee for financial assistance grants would be extended to 1998-99 but would be conditional upon States complying with their obligations under the Agreement to Implement the National Competition Policy and Related Reforms. At the 1998 Premiers' Conference, the real per capita guarantee was extended again until 2000-2001. Application of the guarantee in 2000 was overtaken by the introduction of the Commonwealth's Goods and Services Tax on 1 July 2000 and the associated reform of Commonwealth-State financial relations.

Commonwealth-State Relations under National Tax Reform

The introduction of a Goods and Services Tax (GST) was the cornerstone of national tax reform introduced by the Commonwealth Government on 1 July 2000. The reforms include significant changes to Commonwealth-State financial relations. All Australian governments signed an Intergovernmental Agreement on the Reform of Commonwealth-State Financial Relations (IGA).

The main features of the IGA include:

..    the States will receive, for any purpose, all the revenue raised by the
     Goods and Services Tax (GST);

..    the Commonwealth has committed to provide financial assistance to the
     States to cover any temporary shortfalls in their budgets resulting from the implementation of tax reform;

..    a number of State taxes have been abolished. Bed tax (which Queensland did not levy) was abolished from 1 July 2000. Financial Institutions Duty (which Queensland also did not levy) and stamp duty on the transfer of listed marketable securities were abolished from 1 July 2001. States agreed to abolish debits tax by 2005, subject to review by Ministerial Council. The need to retain stamp duties on non-residential conveyances, non-quotable market securities, leases, mortgages, bonds, debentures and other loan securities, credit arrangements, instalment purchase arrangements and rental arrangements and stamp duty on cheques, bills of exchange and promissory notes will be reviewed by Ministerial Council by 2005; and

..    the Commonwealth will continue to provide Specific Purpose Payments (SPPs)
     to the States and has stated it has no intention of cutting aggregate SPPs as part of the reform process set out in the IGA.

     The IGA contains important features for future Commonwealth-State relations, including:

..    Providing the States with access to the revenue from a broad-based growth tax, which over time should strengthen State finances. The IGA reforms provided Queensland with a small net budgetary gain in 2002-03. A gain is also expected in 2003-04.

..    Endorsing the principle of horizontal fiscal equalisation as the method for distributing GST revenue amongst the States, after a two-year transition period which ended on June 30, 2002.

..    Establishing a Ministerial Council comprising the Treasurers of the
     Commonwealth, States and Territories to oversee the operation of the GST and the IGA.

                                     (g)-31

                         QUEENSLAND GOVERNMENT FINANCES

State Budgetary Strategy

Budget Process

The Budget for each fiscal year is normally presented by the Treasurer to the Legislative Assembly in June prior to the commencement of the fiscal year, and incorporates details of estimated actual revenue and expenditures in the current fiscal year and budgeted revenue and the expenditure of moneys in the next fiscal year. Approval for the raising of revenue is provided under various Acts of Parliament while Parliament approves of expenditure in Appropriation Acts (of which there are four each year).

In an early Budget year (i.e. a June Budget), the major Appropriation Acts are passed by Parliament in about August/September and approve expenditure for the next financial year (i.e. the Budget year). These Acts also approve an aggregate amount of expenditure sufficient to provide for the normal services of Government for the first few months of the next succeeding financial year until the Bill receives assent. There is one Act for the Legislative Assembly and one for all other agencies. The minor Appropriation Acts are passed early in the fiscal year and validate expenditure variations from the previous financial year (the variations having already been approved by the Governor in Council). When the Budget is delivered in September (late Budget), however, two Appropriation Acts (one for Legislative Assembly and one for other agencies) are passed by Parliament in about November/December and provide appropriation for:

..    The current fiscal year;
..    Supplementary appropriation for the previous fiscal year for unforseen expenses that occurred in that fiscal year; and
..    Initial appropriation for the succeeding fiscal year to allow normal operations of Government to continue until the Appropriation Bills gain assent.

Policy Settings for the 2003-2004 Budget

The policy settings used to develop the 2003-04 Budget are guided by continued adherence to the Charter and the Government's five key policy priorities.

Queensland's economic growth outlook is positive with gross state product forecast to rise by 4% in 2003-04. Domestic economic activity, in particular household consumption and business investment, is expected to continue to support overall growth in the State through the year. While demand for Queensland exports is expected to increase in line with the recovery in the global economy, increased domestic activity is expected to sustain demand for imports. On balance, net exports are forecast to detract slightly from overall economic growth.

Labour market conditions are forecast to remain strong in 2003-04 given the forecast solid growth in private investment, household consumption and continued growth in exports. It is expected this growth will result in employment growth of 2 1/4% in year-average terms. This represents the creation of an additional 38,000 jobs which is forecast to yield an average unemployment rate of 7%.

                                     (g)-32

In 2003-04 inflation is expected to moderate slightly to around 2.75% with continued productivity gains helping to contain price inflation in the State. Increased growth in average earnings of 4% is forecast over the year.

Historically, Queensland has maintained a very strong fiscal position relative to the other Australian States. Queensland consistently has maintained a cash surplus over time, whereas the other States, on average, only started recently to strengthen their fiscal positions. Consistently achieving cash surpluses has ensured Queensland maintains a strong balance sheet position and is the only State to fully fund employee entitlements.

In recent years, the Government has embarked on significant capital expenditure programs to enhance the State's infrastructure and drive employment creation. For example, Queensland has recently completed a number of major capital works projects such as the State-wide Health Building program, the Pacific Motorway upgrade and a number of new correctional centres. These large projects have a significant impact on the overall size of the capital program, but are driven by demand, service delivery issues and the life cycle of various assets. For this reason it is unlikely the capital works program will exhibit a smooth pattern over time. State taxes and charges will remain competitive with those of other States and Territories. Therefore, the aim is to deliver the level of services expected by the public at the lowest possible cost. This will be achieved by improving the efficiency with which the Government delivers services and by continued fiscal restraint.

Fiscal Strategy

The Charter outlines the Government's fiscal strategy, and is an integral part of the Government's commitment to the community. The fiscal strategy principles have been framed to meet a number of objectives, with the overriding requirement to maintain the integrity of the State's finances. These key principles are detailed below:

..    Competitive tax environment

     The Government will ensure that State taxes and charges remain competitive with the other States and Territories;

..    Affordable service provision

     The Government will ensure that its level of service provision is sustainable by maintaining an overall Government operating surplus, as measured in Government Finance Statistics terms;

..    Capital funding

     Borrowings or other financial arrangements will only be undertaken for capital investments and only where these can be serviced within the operating surplus, consistent with maintaining a AAA credit rating;

..    Managing financial risk

                                     (g)-33

     The Government will ensure that the State's financial assets cover all accruing and expected future liabilities of the General Government sector; and

..    Building the State's net worth

     The Government will at least maintain and seek to increase Total State Net Worth.

The fiscal principles establish the basis for sustainability of the Government's policies. Essentially, they require over the long term that the services provided by the Government be funded from tax and other revenue sources. The principles are supported by an accrual budgeting framework, which recognises future liabilities and highlights the full cost of sustaining the Government's operations on an ongoing basis.

The principles recognise the importance of a strong financial position for the State. A State government, because of its more limited tax base, does not have the same capacity as a national government to cushion economic and financial shocks. At the same time, State governments have a responsibility to provide continuity of services, such as health care, police and education.

The principles recognise intergenerational equity in government service delivery and taxation. Broadly, each generation should pay for the services it consumes. It would not be equitable for the present generation to leave a debt for services they enjoyed, to be paid for by future generations. Conversely, future generations should pay for that part of the services they consume from long life assets, such as infrastructure.

Policy Priorities and Objectives

The Government has identified five key policy priorities that it seeks to achieve for Queenslanders, regardless of where they live in the State. The priorities complement one another and the services or outputs provided by agencies generally contribute to more than one priority.

These five key policy priorities provide the framework for specifying policy and service delivery across all portfolio areas for the longer term. The five key policy priorities are set out below:

1.   More jobs for Queensland - skills and innovation - the Smart State;
2.   Safer and more supportive communities;
3.   Community engagement and a better quality of life;
4.   Valuing the environment; and
5.   Building Queensland's regions.

The Government has articulated a range of specific initiatives consistent with these key policy priorities. Implementing these is a key feature of the 2003-04 Budget. In addition, there is increased funding across a range of areas to enhance existing Government services.

Reporting on Social and Fiscal Outcomes

A critical part of government accountability is the requirement to publish regular, informative reports on the outcomes of the Government's activities against previously announced objectives. The Charter

                                     (g)-34
details the reports and information the Government will provide on its performance against its objectives for the community and its financial commitments.

In December 2002, the Government released its third annual report on the efficiency and effectiveness of its activities in meeting its objectives for the community during 2001-02.

The report, Priorities in Progress, is part of a process by which the Government is becoming increasingly accountable to its community stakeholders, not just for money spent but for the outcomes achieved. Priorities in Progress endeavours to provide Queenslanders with information on the outcomes of the five priorities outlined in the Charter.

The third annual Priorities in Progress report represents a significant step forward in terms of public sector accountability. Nevertheless, the Government recognises that the outcome indicators used will need to be further refined and developed. This will be an ongoing process, with the direct involvement of key stakeholders, that will improve the ability to measure the effectiveness of initiatives and policies in meeting the community's needs.

Operating Statement

2002-03 Actual Outcome

On a Government Finance Statistics (GFS) basis, the General Government sector returned an operating surplus of $15 million and a cash surplus of $645 million.

The 2002-03 operating outcome is a $365 million improvement from that estimated at the time of the 2003-04 Budget, due largely to improvements across a range of revenue items.

The 2002-03 operating surplus would have been significantly higher if not for the poor performance of equity markets, in particular international equities in 2002-03.

The Queensland Government operates a superannuation scheme whereby investment funds are set aside to meet all accruing employee entitlements. These funds are invested in a diversified portfolio of growth assets, including domestic and international equities and property. With investment balances approaching $13 billion, the General Government operating result will be impacted by the year to year performance of investment markets. Budget estimates for investment returns are based on the expected long-term average return for the portfolio of 7.5%. These estimates are then revised upwards or downwards during the year based on actual experience.

2002-03 was a challenging year for investment markets. The actual earning rate in 2002-03 was -1.86%. During the 1990s investment markets performed well. Above average performance during this period combined with prudential reinvestment of these funds, has ensured that the Government has the capacity to absorb periods of under performance such as that experienced in 2001-02 and 2002-03. Despite the volatility of investment returns, the policy of setting aside and investing funds for future employee entitlements remains sound and one of the key features of the State's strong balance sheet.

Table 1 below provides aggregate outcome information for 2002-03 and projections for 2003-04.

                                     (g)-35

--------------------------------------------------------------------------------
                                     Table 1
                            Key Financial Aggregates
                                   (GFS Basis)

--------------------------------------------------------------------------------------------
                                                2001-02     2002-03     2002-03     2003-04
                                                Actual       Budget      Actual     Budgeted
                                               $ million   $ million   $ million   $ million
                                               ---------   ---------   ---------   ---------
General Government Sector:

   Revenue                                       18,857      20,181      20,256      21,382

   Expenses                                      19,751      20,157      20,241      21,229
                                                 ------      ------      ------      ------
Net operating balance                              (894)         23          15         153

Cash surplus/(deficit)                              188         354         645         152

Gross fixed capital formation                     2,220       1,712       1,607       2,319

Net worth                                        58,093      58,498      64,894      60,312

Public Non-Financial Corporations Sector:

Net operating balance                              (192)       (307)        (52)       (176)

Gross fixed capital formation                     1,434       1,831       1,948       2,193
--------------------------------------------------------------------------------------------

2003-04 Budget Projections

A surplus of revenue over operating expenses of $153 million is expected for 2003-04 for the General Government Sector. The Total State net operating result for 2003-04 is expected to be a deficit of $23 million, with the Public Non-Financial Corporations sector expected to record a net operating deficit of $176 million.

The operating result in the Public Non-Financial Corporations sector reflects the treatment of dividends under Government Finance Statistics rather than a reflection of the underlying operating performance of the PTE sector. Under a normal accounting presentation, the net operating result excludes dividend payments which are treated as returns to shareholders and therefore "below the line". Under GFS, dividends are an expense "above the line". It also reflects the inclusion in the sector of some entities which, in the course of their normal operations, do not operate in surplus.

Revenue

General Government Revenue is budgeted to increase by $1,126 million (5.6%) to $21.382 billion in 2003-04. Current grants and subsidies, together with taxation are the principal forms of revenue for the State, accounting for around two-thirds of General Government revenue.

Expenses

                                     (g)-36

In GFS terms, General Government expenses are budgeted to increase by $988 million to $21.229. billion in 2003-04.

Balance Sheet

2002-03 Outcome

Table 2 below provides data on the State's capital program and net worth. On a GFS basis, the General Government's Total Gross Fixed Capital Formation (GFCF) in 2002-03 is $ $1.607 billion, compared with the budgeted figure of $1.712 billion. Lower than estimated capital purchases reflect end-of-year carryovers of some capital allocations from 2002-03 to 2003-04.

--------------------------------------------------------------------------------
                                     Table 2
                2002-03 Capital Program and Balance Sheet Results
                         and 2003-04 Budget Projections
                                   (GFS Basis)

-------------------------------------------------------------------------------------------------
                                                      Actual      Budget      Actual    Budgeted
                                                     2001-02     2002-03     2002-03     2003-04
                                                    $ million   $ million   $ million   $ million
-------------------------------------------------------------------------------------------------
Gross Fixed Capital Formation:

General Government Sector                              2,220       1,712       1,607       2,319
Public Non-Financial Corporations                      1,434       1,831       1,948       2,193
Total State Gross Fixed Capital Formation /1/,/2/        3,632       3,543       3,555       4,512

Net Worth:
General Government Sector (Total State) /3/           58,093      58,498      64,894      60,312
Incorporating Equity Investment in:
   Public Non-Financial Corporations                  12,169      11,816      12,096      12,802
   Public Financial Enterprise Sector                    690                     684
-------------------------------------------------------------------------------------------------

                                     (g)-37

Notes:

/1/. Under present Loan Council Uniform Presentation Framework arrangements, budget and forward estimate data are not required for Public Financial Enterprises (PFEs), due to the difficulties in preparing robust projections of activity. No capital expenditure is assumed for this sector.

/2/. Gross Fixed Capital Formation comprises net expenditure on new and second-hand fixed assets, plus land and intangible assets. Fixed assets are durable goods intended to be employed in the production process for longer than a year. It also includes net expenditure on mineral deposits, timber tracts and similar non-reproducible tangible assets, and net expenditure on intangible assets such as patents and copyrights. Gross Fixed Capital Formation differs from the total State capital program reported in Budget Paper No. 4 due to asset sales being netted off for GFS data, only net movements in inventories being reflected in GFS data and capital grants being included in the Capital Works Program.

/3/. As no budget data are collected for PFEs, the forecast net worth in the
     2002-03 Budget figures assumes that PFE net worth (equity investment for which is held by the State, and recorded in the General Government Sector) remains constant.
--------------------------------------------------------------------------------

Gross Fixed Capital Formation in the General Government sector varies from year to year reflecting the service delivery requirements of the State, including the completion of a number of major capital works programs.

The net worth, or equity, of the State is the amount by which the State's assets exceed its liabilities. This is the value of the investment held on behalf of the people of Queensland by public sector instrumentalities.

Net worth of the General Government sector grew by $6,801 million over the 2001-02 actual net worth. This growth in net worth has occurred despite the impact of lower than expected returns on investments. The main contributor has been an increase in asset values arising from the revaluation of major assets in line with the State's asset revaluation cycle. In the Public Non-Financial Corporations sector net worth was $12.169 billion in 2001-02. It decreased to $12,096 billion in 2002-03 and is forecast to increase to $12.8 billion in 2003-04.

Net Financial Assets

The net financial assets measure is an indicator of financial strength. Net financial assets are defined as financial assets less all existing and accruing liabilities. Financial assets include cash and deposits, advances, financial investments, loans, receivables and equity in public enterprises.

The net financial assets measure is broader than the alternative measure, net debt, which measures only cash, advances and investments on the assets side and borrowings and advances on the liabilities side. Because of its comprehensive nature, the net financial assets measure is more appropriate in an accrual accounting framework.

                                     (g)-38

The net financial assets of the General Government sector reflect the cumulative impact of sound fiscal policies and mean the State is fully capable of meeting all its current and recognised future obligations, without recourse to material adjustments in fiscal policy settings.

After excluding the value of equity investments of public enterprises, financial assets in the General Government sector are still more than sufficient to meet all the liabilities of the sector. Accordingly, the financial position of the State remains very strong, with sufficient financial assets available to meet liabilities as they fall due, in accordance with the requirements of the Government's Charter.

Queensland has consistently pursued sound long-term fiscal policies such as ensuring all employee superannuation and long service leave entitlements are fully funded. The strong balance sheet and high levels of liquidity in the General Government Sector clearly demonstrate the success of these policies.

2003-04 Capital Program

The 2003-04 Budget saw the continuation of the trend of sizeable State capital works programs, in both nominal and per capita terms. Queensland's General Government capital expenditure in 2003-04 is expected to account for more than 27% of all General Government capital expenditure by Australian state governments. On a per capita basis, Queensland has the largest capital program of any State. Total State Gross Fixed Capital Formation on a GFS basis is budgeted to be $606 per capita in 2003-04. This is high relative to an average of $360 per capita for other States. In the Public Non-Financial Corporations sector Gross Fixed Capital Formation is projected to increase by $245 million over the actual outcome to $2.193 billion in 2003-04.

                                     (g)-39

Forward Estimates

Table 3 below provides a summary of the State's Forward Estimates on a GFS basis.

--------------------------------------------------------------------------------
                                     Table 3
                       Key Financial Aggregates (Summary)
                                   (GFS Basis)

-----------------------------------------------------------------------------------------
                                            Budgeted    Projected   Projected   Projected
                                             2003-04     2004-05     2005-06     2006-07
                                            $ million   $ million   $ million   $ million
-----------------------------------------------------------------------------------------
General Government Sector:

   Revenue                                    21,382      22,186      23,107      24,097

   Expenses                                   21,229      22,024      22,909      23,814
                                              ------      ------      ------      ------

Net operating balance                            153         162         198         283

Cash surplus/deficit                             152         521         622         885

Gross fixed capital formation                  2,319       1,866       1,691       1,608

Net worth                                     60,312      62,396      64,636      67,012

Public Non-Financial Corporations Sector:

Net operating balance                           (176)         87         117         177

Gross fixed capital formation                  2,193       2,500       1,932       1,431
-----------------------------------------------------------------------------------------

The key trends in these projections are:

..    The General Government sector is budgeted to achieve increased operating surpluses in the outyears;

..    State tax revenue is expected to continue to grow in the outyears due to factors such as economic and population growth. The forward estimates forecast moderate growth in funding from the Commonwealth;

..    Expenses are also forecast to grow, with employee entitlements increasing in line with expected growth in wages and planned growth in services;

..    The State is projecting an increasing cash surplus in the outyears due to a moderation in net capital purchases from the high levels budgeted for 2003-04;

                                     (g)-40

..    General Government's net worth is forecast to grow, consistent with the
     Government's Charter of Social and Fiscal Responsibility; and

..    The PTE sector net operating balance is expected to improve over the forward estimates with a return to surpluses in 2004-05.

                                     (g)-41